a2a
energie in comune

09047022

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SUPPL

BY COURIER

September 15, 2009

AEM SPA

SEC
Mail Processing
Section
SEP 17 2009
Washington, DC
122

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

JLW 9/30

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

A2A BOND ISSUE

Milan, 15 September 2009 – At today's meeting of the A2A Management Board, the issue of bonds for up to a maximum of 1 billion Euro to be placed with professional investors and to be listed on one or more regulated markets was approved. The board gave a mandate to the Chairman and the General Manager of the Corporate and Market Area to establish the amount, timeframe and characteristics of such issue.

The Company will give timely notice to the public regarding execution of the issue.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu